Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated January 15, 2025

Relating to the Preliminary Prospectus Supplement, dated January 15, 2025

Registration File No. 333-263301

Redwood Trust, Inc.

$90,000,000 principal amount of

9.125% Senior Notes due 2030

(the “Offering”)

Pricing Term Sheet

January 15, 2025

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated January 15, 2025 (the “Preliminary Prospectus Supplement”) relating to the Offering, including the documents incorporated by reference therein and the related base prospectus dated March 4, 2022, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Redwood Trust, Inc. and not to its subsidiaries.

Issuer:	Redwood Trust, Inc., a Maryland corporation

Title of the Securities:	9.125% Senior Notes due 2030 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$90,000,000 (3,600,000 units, each unit representing $25) (plus up to an additional $13,500,000 (540,000 units, each unit representing $25) if the underwriters exercise their option to purchase additional notes to cover over-allotments, if any)

Type of Note:	Fixed rate note

Stated Maturity Date:	March 1, 2030, unless redeemed prior to maturity

Interest Rate:	9.125%

Trade Date:	January 15, 2025

Settlement Date:	January 17, 2025 (T+2)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+2 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Interest Payment Dates:	Each March 1, June 1, September 1 and December 1, commencing on June 1, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including January 17, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Use of Proceeds:	The Company expects that the net proceeds from this offering will be approximately $86.52 million (or approximately $99.59 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and commissions and our estimated expenses. The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include (i) funding of its business and investment activity, which may include funding its residential and business purpose lending mortgage banking businesses, acquiring mortgage-backed securities for its investment portfolio, funding other long-term portfolio investments, and funding strategic acquisitions and investments and/or (ii) repayment of existing indebtedness, which may include the repurchase or repayment of a portion of its 5.75% exchangeable senior notes due 2025 issued by one of its subsidiaries (the “2025 Notes”), or its 7.75% convertible senior notes due 2027 (the “2027 Notes”). Certain of the underwriters or their affiliates are holders of the 2025 Notes and 2027 Notes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof or in units (each unit representing $25)

Optional Redemption:	The Notes may redeemed at the Company's option, in whole or in part, at any time and from time to time, on or after March 1, 2027 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically.

Change of Control Offer to Repurchase:	If a “Change of Control Repurchase Event” (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP / ISIN:	CUSIP: 758075 865
ISIN: US7580758651

Expected Rating:	BBB- (Egan-Jones Ratings Company)
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “RWTP” and expects trading of the Notes to commence within 30 days after January 17, 2025, the original issue date.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co.

Co-Manager:	Citizens JMP Securities, LLC

Trustee:	Wilmington Trust, National Association

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement (including a base prospectus dated March 4, 2022) and a preliminary prospectus supplement dated January 15, 2025 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling 1-800-584-6837 or by emailing prospectus@morganstanley.com; Goldman Sachs & Co. LLC by calling (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; RBC Capital Markets, LLC by calling (866) 375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com; Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com; Keefe, Bruyette & Woods, Inc. by calling (800) 966-1559; or Piper Sandler & Co. by calling (800) 747-3924 or by emailing fsg-dcm@psc.com.